FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding 2011 third quarterly report of Huaneng Power International, Inc. (the “Registrant”); and

2.	an announcement regarding connected transaction of the Registrant;

Each made by the Registrant on October 26, 2011.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

THIRD QUARTERLY REPORT OF 2011

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the "Company", "Huaneng Power International") is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards ("PRC GAAP").

This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

	1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Huang Lixin (person in charge of the Financial Department) warrant the truthfulness and completeness of the content of the third quarterly report of 2011.

	1.4	This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	COMPANY PROFILE

	2.1	Major financial information and financial indicators (PRC GAAP) (unaudited)

(Amounts: In Rmb Yuan)
	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	253,105,683,867	223,952,747,826	13.02
Owners’ equity (Shareholders’ equity)	50,201,848,241	52,891,269,202	-5.08
Net assets per share attributable to shareholders of the listed company	3.57	3.76	-5.05

		From the beginning of the year to the end of current reporting period (For the nine months ended 30 September)	Variance from equivalent period of last year
			(%)

Net cash flows generated from operating activities		14,973,270,757	-0.66
Net cash flows generated from operating activities per share		1.07	-14.40

	Current reporting period (For the third quarter ended 30 September)	From the beginning of the year to the end of current reporting period (For the nine months ended 30 September)	Variance from equivalent period of last year (For the third quarter ended 30 September)
			(%)

Net profit attributable to shareholders of the listed company	231,665,950	1,410,389,760	-79.32
Basic earnings per share	0.02	0.10	-77.78
Basic earnings per share after deducting non-recurring items	0.00	0.08	-100.00
Diluted earnings per share	0.02	0.10	-77.78
Return on net assets (weighted average) (%)	0.46	2.74	Decreased by 2.30 percentage points
Return on net assets after deducting non-recurring items (weighted average) (%)	0.11	2.17	Decreased by 2.48 percentage points

Deducting non-recurring items and amounts

(Amounts: In Rmb Yuan)

Non-recurring items	Total amount from the beginning of the year to the end of current reporting period (For the nine months ended 30 September)
(Rmb Yuan)

Gains from disposal of non-current assets	24,788,820

Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	449,079,147
Gains from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets , held-for-trading financial liabilities and available-for-sale financial assets	12,087,839
Reversal of provision for doubtful accounts receivable individually tested for impairments	10,000,000
Other non-operating income and expenses excluding the above items	1,021,711
Other non-recurring items	-31,936,307
Tax impact of non-recurring items	-80,296,783
Impact of minority interests, net of tax	-94,252,418

Total	290,492,009

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 137,612 (including 136,631 holders of A shares, 156 holders of H shares and 825 holders of ADRs).

Ten largest holders of shares in circulation without any selling restrictions

Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares

Huaneng International Power Development Corporation	5,066,662,118	A shares
HKSCC Nominees Limited (1)	2,506,725,675	H shares
China Huaneng Group	1,068,001,203	A shares
Hebei Construction & Investment Group Co., Ltd.	603,000,000	A shares
China Hua Neng Group Hong Kong Limited	520,000,000	H shares
HSBC Nominees (Hong Kong) Limited (2)	470,677,880	H shares
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	A shares
Fujian Investment Enterprise Holdings Company	374,466,667	A shares
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	A shares
Dalian Municipal Construction Investment Company Limited	301,500,000	A shares

(1)	HKSCC Nominees Limited is the nominee for H shareholders of the Company, the shares held by it represented the aggregate of the shares in its account as agent for H shareholders.

(2)	HSBC Nominees (Hong Kong) Limited is the nominee for ADR shareholders of the Company, the shares held by it represented the aggregate of the shares in its account as agent for ADR shareholders.

3	SIGNIFICANT EVENTS

	3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☒ Applicable	☐ Not Applicable

Comparing the consolidated balance sheets of 30 September 2011 and 31 December 2010 and of the consolidated income statements for the nine months ended 30 September 2011 and 2010, the items with material changes are as follows:

Items	30 September 2011	31 December 2010	Variance	%

Cash	13,678,575,456	9,547,908,196	4,130,667,260	43.26
Derivative financial assets (current portion)	226,421,108	132,632,360	93,788,748	70.71
Derivative financial assets (non-current portion)	17,103,912	91,478,179	–74,374,267	–81.30
Notes receivable	908,943,870	636,542,203	272,401,667	42.79
Advances to suppliers	1,988,964,893	1,228,515,418	760,449,475	61.90
Interest receivable	54,547	730,355	–675,808	–92.53
Other receivables	1,063,797,521	1,602,901,561	–539,104,040	–33.63
Inventories	7,284,555,049	5,190,435,156	2,094,119,893	40.35
Current portion of non-current assets	21,408,528	101,332,688	–79,924,160	–78.87
Other current assets	515,791,923	80,988,696	434,803,227	536.87
Construction materials	3,644,312,977	6,014,979,607	–2,370,666,630	–39.41
Intangible assets	10,253,401,029	7,507,217,342	2,746,183,687	36.58
Other non-current assets	112,000,000	3,942,073,515	–3,830,073,515	–97.16
Derivative financial liabilities (current portion)	122,622,056	86,611,751	36,010,305	41.58
Derivative Financial liabilities (non-current portion)	709,454,857	95,862,772	613,592,085	640.07
Accounts payable	7,632,236,557	5,339,792,472	2,292,444,085	42.93
Advance from customers	34,982,527	137,725,313	–102,742,786	–74.60
Taxes payable	–1,094,021,068	–2,017,347,239	923,326,171	–45.77
Dividends payable	205,147,809	79,680,686	125,467,123	157.46
Current portion of non-current liabilities	19,124,329,037	13,782,550,038	5,341,778,999	38.76
Other current liabilities	10,881,200,427	5,439,065,424	5,442,135,003	100.06
Specific accounts payable	35,949,131	2,702,264	33,246,867	1,230.33
Special reserves	47,432,228	12,797,793	34,634,435	270.63
Currency translation differences	–433,066,351	93,404,864	–526,471,215	–563.64

Items	For the nine months ended 30 September, 2011	For the nine months ended 30 September, 2010	Variance	%

Operating cost	90,689,952,976	67,922,181,450	22,767,771,526	33.52
Tax and levies on operations	335,144,203	93,014,420	242,129,783	260.31
Selling expenses	6,475,143	2,508,715	3,966,428	158.11
Financial expenses, net	5,574,460,447	3,716,512,304	1,857,948,143	49.99
Assets impairment loss	24,819,601	–1,416,001	26,235,602	1,852.80
(Loss)/Grain from changes in fair value	–79,324	16,041,240	–16,120,564	–100.49
Non-operating income	526,724,108	369,653,258	157,070,850	42.49
Non-operating expenses	51,173,631	35,734,837	15,438,794	43.20
Net profit attributable to shareholders of the company	1,410,389,760	3,146,294,484	–1,735,904,724	–55.17
Minority interests	57,308,629	102,449,673	–45,141,044	–44.06

(1)	Fluctuation analysis of the consolidated balance sheet items

	(a)	Cash as at the end of period increased compared with the beginning of the period, mainly due to the expansion of the Company’s operation.

(b)
The derivative financial assets (current portion) as at the end of the period increased compared with the beginning of the period, mainly due to the increase in the fair value of foreign exchange hedging instruments as a result of fluctuation in exchange rate.

(c)
The derivative financial assets (non-current portion) as at the end of the period decreased compared with the beginning of the period, mainly due to the decrease in the fair value of interest rate hedging instruments.

	(d)	Notes receivable as at the end of period increased compared with the beginning of the period, mainly due to the expansion of the Company’s operation.

	(e)	Advances to suppliers as at the end of the period increased compared with the beginning of the period, mainly due to the increase in the prepayments for fuel purchases.

(f)	Interest receivable as at the end of the period decreased compared with the beginning of the period, mainly because of the collection of interest receivable due.

(g)	Other receivables as at the end of the period decreased compared with the beginning of the period, mainly due to the collection and offset of some other receivables.

(h)	Inventory as at the end of the period increased compared with the beginning of the period, mainly due to expansion of the Company’s operation.

(i)
Current portion of non-current assets as at the end of the period decreased compared with the beginning of the period, mainly due to the decrease in the current portion of receivables of finance lease assets in a subsidiary of the Company.

(j)
Other current assets as at the end of the period increased compared with the beginning of the period, mainly because the Company’s transfer of its the interest of Huaneng Jilin Biological Generation Limited Company, which is not yet completed, and shown as held for sale assets.

(k)
Construction materials as at the end of the period decreased compared with the beginning of the period, mainly due to the utilization of construction materials by construction projects of power plants.

(l)
Intangible assets as at the end of the period increased compared with the beginning of the period, mainly due to the recognition of mining rights, land use rights and prepaid territorial water use rights arising from acquisitions.

(m)	Other non-current assets as at the end of the period decreased compared with the beginning of the period, mainly due to the prepayment of acquisition had been transferred to investments.

(n)
Derivate financial liabilities (current portion) as at the end of the period increased compared with the beginning of the period, mainly due to the decrease in the fair value of fuel hedging instruments consequent to the decrease of oil price in global market.

(o)
Derivate financial liabilities (non-current portion) as at the end of the period increased compared with the beginning of the period, mainly due to the decrease in the fair value of interest rate hedging instruments.

(p)	Account payable as at the end of period increased compared with the beginning of the period, mainly due to the expansion of the Company’s operation.

(q)	Advance from customers at the end of period decreased compared with the beginning of the period, mainly due to the recognition of the advance received for heating as revenue.

(r)	Taxes payable as at the end of the period decreased compared with the beginning of the period, mainly due to the utilization of prior year valued-added tax recoverable.

(s)
Dividends payable at the end of the period increased compared with the beginning of the period, mainly due to the unpaid dividends of subsidiaries accrued upon the approval by their shareholders’ meeting.

(t)	Current portion of non-current liabilities as at the end of the period increased compared with the beginning of the period, mainly due to the increase of the current portion of long-term loans.

(u)	Other current liabilities as at the end of the period increased compared with the beginning of the period, mainly due to the issue of the short-term bonds.

(v)	Specific accounts payable as at the end of the period increased compared with the beginning of the period, mainly due to the increase of port construction charges arising from acquisitions.

	(w)	Special reserves as at the end of the period increased compared with the beginning of the period, mainly due to the increase of accrued special reserves of coal mining associates.

	(x)	Currency translation differences as at the end of the period decreased compared with the beginning of the period, mainly due to fluctuation in exchange rates.

(2)	Fluctuation analysis of consolidated income statement items

(a)
The operating cost for the reporting period increased compared with the same period of last year, mainly due to the increase in fuel price, the expansion of the Company’s operation and the increase in power generated.

(b)
Tax and levies on operations increased compared with the same period of last year, mainly due to the company was not subject to tax surcharges according to the tax regulations in the same period of last year.

	(c)	Selling expenses for the reporting period increased compared with the same period of last year, mainly due to the increase in sales transactions of the subsidiaries and completion of acquisition.

	(d)	Financial expenses increased compared with the same period of last year, mainly due to the expansion of the Company’s operation and the increase in interest rates.

	(e)	Assets impairment loss for the reporting period increased compared with the same period of last year, mainly due to there was higher reversal of assets impairment loss in the same period last year.

(f)
(Loss)/Gain from the changes in fair value for the reporting period increased compared with the same period of last year, mainly due to the fair value changes of fuel hedging instruments of the Company’s subsidiaries.

	(g)	The non-operating income for the period increased compared with the same period of last year, mainly due to the increase in government grants on coal purchases.

	(h)	The non-operating expense for the reporting period increased compared with the same period of last year, due to the increase in losses on disposal of assets of the Company’s subsidiaries.

(i)
Net profit attribute to shareholders of the Company for the reporting period decreased compared with the same period of last year, mainly due to the increase in fuel price and interest rates of RMB borrowings.

(j)
Net profit attributable to minority interests for the reporting period decreased compared with the same period of last year, mainly due to the lower profit of the Company’s subsidiaries in current period.

3.2	The progress on significant events and their impact as well as the analysis and explanations for their solutions

☒ Applicable	☐ Not Applicable

The Company entered into an Equity Transfer Agreement relating to Enshi Maweigou  Hydro Power Development Co., Ltd. on 30 September 2011 to acquire 100% of the equity interests in Hubei Enshi Maweigou Hydro Power Development Co., Ltd. in consideration of RMB227 million. Hubei Enshi Maweigou Hydro Power Development Co., Ltd. owns two hydro power stations with a total installed capacity of 55MW. Of these two power stations, Xiannvhu Power Station (with an installed capacity of 15MW) is the first cascade power station in the main stream of Maweigou River which has been put into operation, and Qinglong Power Station (with an installed capacity of 40MW) is the second cascade power station in the main stream of Maweigou River which is expected to be put into operation by the end of 2012.

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

☒ Applicable	☐ Not Applicable

Undertakings	Details of the Undertaking

Undertaking given for issue of new shares
China Huaneng Group undertook not to trade its 500 million A shares subscribed from the Company pursuant to the Company’s non public issuance on the market within 36 months commencing from 23 December 2010.

Undertaking given for avoidance of business competition
For further avoidance of business competition with Huaneng Power International, Huaneng Group on 17 September 2010 further undertook to Huaneng Power International that it shall treat Huaneng Power International as the only platform for integrating the conventional energy business of Huaneng Group; with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it would inject those assets into Huaneng Power International. Huaneng Power International has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it would take approximately 5 years and upon such assets meeting the conditions for listing, it would inject such assets into Huaneng Power International in order to support the sustainable, stable development of Huaneng Power International; Huaneng Group would continue to perform each of its undertakings to support the development of its subordinated listed companies.

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

☐ Applicable	☒ Not Applicable

3.5	Implementation status regarding the policy of the cash dividend bonus issue during the reporting period

The Profit Distribution Plan of the Company for 2010 was to distribute RMB0.20 (inclusive of tax) per each share to all shareholders as dividend for year 2010, totalling at RMB2,811,076,688. Of which the dividend payable to foreign shareholders shall be calculated based on two working days’ average benchmark exchange rates one week before the dividend announcement.

As at the date of dividend announcement, the actual provision for dividend payable of the Company was RMB2,807,083,860. As at 30 September 2011, all dividends had been paid in full. The difference as compared to the budgeted provision, which was in the amount of RMB3,992,828, was caused by the difference in the corresponding converted rate of exchange to foreign investors and the exchange rate as of the date of dividend announcement.

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
26 October 2011

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS
(PRC GAAP)
AS AT 30 SEPTEMBER, 2011

	30 September 2011	31 December 2010	30 September 2011	31 December 2010
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Cash	13,678,575,456	9,547,908,196	4,731,925,259	5,019,591,960
Derivative financial assets	226,421,108	132,632,360	—	—
Notes receivable	908,943,870	636,542,203	206,421,252	139,100,000
Accounts receivable	12,376,248,108	10,272,593,414	5,893,888,974	5,186,802,524
Advances to suppliers	1,988,964,893	1,228,515,418	1,086,239,619	733,871,421
Interest receivable	54,547	730,355	70,340,736	15,717,765
Dividend receivable	—	—	206,646,425	78,749,891
Other receivables	1,063,797,521	1,602,901,561	1,177,453,492	1,224,281,138
Inventories	7,284,555,049	5,190,435,156	3,293,953,377	2,370,069,662
Current portion of non-current assets	21,408,528	101,332,688	—	—
Other current assets	515,791,923	80,988,696	20,952,549,569	11,443,740,480

Total current assets	38,064,761,003	28,794,580,047	37,619,418,703	26,211,924,841

NON-CURRENT ASSETS
Available-for-sale financial assets	1,612,324,035	1,949,727,308	1,612,324,035	1,949,727,308
Derivative financial assets	17,103,912	91,478,179	—	—
Long-term receivables	737,448,649	709,559,946	—	—
Long-term equity investment	13,010,992,133	11,982,633,334	49,838,531,382	37,980,576,504
Fixed assets	143,460,433,888	123,653,446,684	61,939,211,507	59,984,014,231
Construction-in-progress	27,576,341,026	26,243,063,527	3,823,174,476	7,400,043,092
Construction materials	3,644,312,977	6,014,979,607	774,615,331	877,057,893
Fixed assets pending for disposal	99,084,823	86,995,876	1,178,927	134,382
Intangible assets	10,253,401,029	7,507,217,342	1,739,160,735	1,734,780,533
Goodwill	13,487,733,765	11,955,539,690	1,528,308	1,528,308
Long-term deferred expenses	131,435,743	154,269,928	18,544,409	17,409,507
Deferred income tax assets	898,310,884	867,182,843	601,166,920	551,491,094
Other non-current assets	112,000,000	3,942,073,515	1,600,000,000	13,194,773,515

Total non-current assets	215,040,922,864	195,158,167,779	121,949,436,030	123,691,536,367

TOTAL ASSETS	253,105,683,867	223,952,747,826	159,568,854,733	149,903,461,208

LIABILITIES AND	30 September 2011	31 December 2010	30 September 2011	31 December 2010
SHAREHOLDERS’ EQUITY	Consolidated	Consolidated	The Company	The Company

CURRENT LIABILITIES
Short-term loans	51,253,880,286	44,047,183,998	40,201,462,286	32,993,183,998
Derivative financial liabilities	122,622,056	86,611,751	—	—
Notes payable	71,039,094	75,351,966	—	—
Accounts payable	7,632,236,557	5,339,792,472	2,789,949,410	2,474,977,708
Advance from customers	34,982,527	137,725,313	5,454,313	80,818,682
Salary and welfare payables	249,147,296	271,061,620	105,519,945	107,683,839
Taxes payables	(1,094,021,068)	(2,017,347,239)	(215,788,834)	(511,030,143)
Interest payables	688,585,731	577,022,852	559,949,780	393,938,533
Dividends payable	205,147,809	79,680,686	—	—
Other payables	12,783,311,606	12,237,135,183	3,634,249,831	3,756,247,664
Current portion of non-current liabilities	19,124,329,037	13,782,550,038	14,944,447,654	8,766,245,204
Other current liabilities	10,881,200,427	5,439,065,424	10,386,263,146	5,319,960,363

Total current liabilities	101,952,461,358	80,055,834,064	72,411,507,531	53,382,025,848

NON-CURRENT LIABILITIES
Long-term loans	74,307,934,843	65,184,902,502	22,394,606,561	29,739,135,701
Derivative financial liabilities	709,454,857	95,862,772	209,162,166	82,158,243
Bonds payable	13,855,546,093	13,831,150,101	13,855,546,093	13,831,150,101
Long-term payable	72,393,437	83,223,484	—	—
Specific accounts payable	35,949,131	2,702,264	15,437,624	2,702,264
Deferred income tax liabilities	1,754,280,432	1,605,716,163	—	—
Other non-current liabilities	2,156,984,138	2,234,140,427	2,012,847,325	2,106,288,138

Total non-current liabilities	92,892,542,931	83,037,697,713	38,487,599,769	45,761,434,447

TOTAL LIABILITIES	194,845,004,289	163,093,531,777	110,899,107,300	99,143,460,295

SHAREHOLDERS’ EQUITY
Share capital	14,055,383,440	14,055,383,440	14,055,383,440	14,055,383,440
Capital surplus	16,945,308,988	17,746,199,069	15,440,364,308	15,803,068,930
Special reserves	47,432,228	12,797,793	47,432,228	12,797,793
Surplus reserves	7,004,875,161	7,004,875,161	7,004,875,161	7,004,875,161
Undistributed profits	12,581,914,775	13,978,608,875	12,121,692,296	13,883,875,589
Currency translation differences	(433,066,351)	93,404,864	—	—

Shareholder’s equity attributable to shareholders of the Company	50,201,848,241	52,891,269,202	48,669,747,433	50,760,000,913
Minority interests	8,058,831,337	7,967,946,847	—	—

Total shareholders’ equity	58,260,679,578	60,859,216,049	48,669,747,433	50,760,000,913

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	253,105,683,867	223,952,747,826	159,568,854,733	149,903,461,208

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE THIRD QUARTER ENDED 30 SEPTEMBER, 2011

Amounts: In Rmb Yuan

	For the third quarter ended 30 September, 2011	For the third quarter ended 30 September, 2010	For the third quarter ended 30 September, 2011	For the third quarter ended 30 September, 2010
	Consolidated	Consolidated	The Company	The Company

1. Operating revenue	35,756,877,128	27,937,740,754	16,378,342,759	14,669,334,513
Less: Operating cost	(32,941,702,632)	(24,635,215,464)	(15,041,822,550)	(12,756,810,302)
Tax and levies on operations	(117,145,399)	(31,027,967)	(80,791,068)	(7,884,377)
Selling expenses	(3,075,698)	(794,755)	—	—
General and administrative expenses	(751,550,320)	(670,208,471)	(452,828,949)	(437,840,039)
Financial expenses,net	(1,971,206,350)	(1,433,923,991)	(954,274,609)	(662,655,705)
Assets impairment loss	10,018,899	(266,634)	—	—
Gain from changes in fair value	1,361,206	3,901,362	—	—
Add: Investment income	189,685,295	176,948,349	333,837,343	230,306,484
Including: Investment income from associates and jointly controlled entities	189,951,982	178,685,744	189,580,757	178,363,384

2. Operating profit	173,262,129	1,347,153,183	182,462,926	1,034,450,574
Add: Non-operating income	275,021,162	144,296,784	113,997,301	38,623,307
Less: Non-operating expenses	(14,066,082)	(14,762,389)	(13,301,238)	(5,463,156)
Including: loss on disposals of non-current assets	(5,033,796)	(20,201)	(5,033,796)	(2,204)

3. Profit before taxation	434,217,209	1,476,687,578	283,158,989	1,067,610,725
Less: Income tax expense	(174,447,338)	(355,599,812)	14,642,333	(163,869,750)

4. Net profit	259,769,871	1,121,087,766	297,801,322	903,740,975

Attributable to:
Shareholders of the Company	231,665,950	1,120,330,761	297,801,322	903,740,975
Minority interests	28,103,921	757,005	——	——

5. Earnings per share (based on the net profit attributable to shareholders of the Company)
— Basic earnings per share	0.02	0.09	N/A	N/A
— Diluted earnings per share	0.02	0.09	N/A	N/A

6. Other comprehensive (loss)/income	(1,316,837,431)	282,020,447	(278,189,408)	(137,020,761)

7. Total comprehensive (loss)/income	(1,057,067,560)	1,403,108,213	19,611,914	766,720,214

Attributable to
— Shareholders of the Company	(1,082,749,054)	1,399,462,968	19,611,914	766,720,214
— Minority interests	25,681,494	3,645,245	——	——

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2011

Amounts: In Rmb Yuan

	For the nine months ended 30 September, 2011	For the nine months ended 30 September, 2010	For the nine months ended 30 September, 2011	For the nine months ended 30 September, 2010
	Consolidated	Consolidated	The Company	The Company

1. Operating revenue	99,811,022,907	76,791,599,299	44,373,024,980	39,440,964,197
Less: Operating cost	(90,689,952,976)	(67,922,181,450)	(40,079,589,853)	(34,649,594,886)
Tax and levies on operations	(335,144,203)	(93,014,420)	(223,020,008)	(27,750,425)

Selling expenses	(6,475,143)	(2,508,715)	—	—
General and administrative expenses	(2,080,308,327)	(1,949,681,477)	(1,282,806,689)	(1,257,365,232)
Financial expenses,net	(5,574,460,447)	(3,716,512,304)	(2,515,157,571)	(1,953,455,700)
Assets impairment loss	(24,819,601)	1,416,001	(33,583,200)	49,942
(Loss)/Gain from changes in fair value	(79,324)	16,041,240	—	—
Add: Investment income	597,274,597	602,732,014	795,322,048	988,607,562
Including: Investment income from associates and jointly controlled entities	519,226,228	549,452,781	518,087,717	548,402,846

2. Operating profit	1,697,057,483	3,727,890,188	1,034,189,707	2,541,455,458
Add: Non-operating income	526,724,108	369,653,258	201,827,104	148,652,064
Less: Non-operating expenses	(51,173,631)	(35,734,837)	(30,606,048)	(22,886,615)
Including: loss on disposals of non-current assets	(18,659,269)	(801,574)	(6,104,567)	(162,838)

3. Profit before taxation	2,172,607,960	4,061,808,609	1,205,410,763	2,667,220,907
Less: Income tax expense	(704,909,571)	(813,064,452)	(160,510,196)	(284,356,303)

4. Net profit	1,467,698,389	3,248,744,157	1,044,900,567	2,382,864,604

Attributable to:
Shareholders of the Company	1,410,389,760	3,146,294,484	1,044,900,567	2,382,864,604
Minority interests	57,308,629	102,449,673	——	——

5. Earnings per share (based on the net profit attributable to shareholders of the Company)
— Basic earnings per share	0.10	0.26	N/A	N/A
— Diluted earnings per share	0.10	0.26	N/A	N/A

6. Other comprehensive loss	(1,328,790,018)	(320,274,988)	(362,657,260)	(434,393,721)

7. Total comprehensive income	138,908,371	2,928,469,169	682,243,307	1,948,470,883

Attributable to
— Shareholders of the Company	83,075,826	2,823,374,563	682,243,307	1,948,470,883
— Minority interests	55,832,545	105,094,606	——	——

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2011

Amounts: In Rmb Yuan

Items	For the nine months ended 30 September, 2011	For the nine months ended 30 September, 2010	For the nine months ended 30 September, 2011	For the nine months ended 30 September, 2010
	Consolidated	Consolidated	The Company	The Company

1. Cash flows generated from operating activities
Cash received from sales of goods and services rendered	109,469,379,031	83,924,624,604	50,759,445,647	45,152,794,784
Cash received from the return of tax and fees	30,713,403	6,164,239	—	—
Other cash received relating to operating activities	865,174,092	466,794,376	121,795,625	189,821,591

Sub-total of cash inflows of Operating activities	110,365,266,526	84,397,583,219	50,881,241,272	45,342,616,375

Cash paid for goods and services received	(87,328,370,587)	(62,179,391,344)	(41,155,774,907)	(34,238,193,536)
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	(3,269,852,863)	(2,969,958,586)	(1,837,977,052)	(1,724,278,470)
Payments of all types of taxes	(3,929,080,763)	(3,490,274,103)	(2,117,250,464)	(1,983,176,421)
Other cash paid relating to operating activities	(864,691,556)	(685,523,944)	(362,884,742)	(379,525,873)

Sub-total of cash outflows of operating activities	(95,391,995,769)	(69,325,147,977)	(45,473,887,165)	(38,325,174,300)

Net cash flows generated from operating activities	14,973,270,757	15,072,435,242	5,407,354,107	7,017,442,075

2. Cash flows generated from investing activities
Cash received on investment income	295,881,208	196,031,998	1,247,812,534	1,105,244,506
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	49,319,643	78,435,452	40,633,447	19,298,737
Other cash received relating to investing activities	76,542,084	24,372,401	—	—

Sub-total of cash inflows of investing activities	421,742,935	298,839,851	1,288,445,981	1,124,543,243

Cash paid to acquire fixed assets, intangible assets and other long-term assets	(10,551,600,629)	(13,405,751,221)	(2,218,466,968)	(5,566,289,552)

Cash paid for investments	(310,000,000)	(2,266,524,400)	(9,637,368,460)	(4,844,852,375)
Net cash paid to acquire subsidiaries and other operating units	(3,976,181,626)	—	—	—
Other cash paid relating to investing activities	(8,587,407)	—	—	—

Sub-total of cash outflows of investing activities	(14,846,369,662)	(15,672,275,621)	(11,855,835,428)	(10,411,141,927)

Net cash flows used in investing activities	(14,424,626,727)	(15,373,435,770)	(10,567,389,447)	(9,286,598,684)

3. Cash flows generated from financing activities
Cash received from investments	135,044,600	223,596,000	—	—
Including: cash received from minority shareholders of subsidiaries	135,044,600	223,596,000	—	—
Cash received from borrowings	73,628,774,644	62,829,372,835	49,519,284,191	44,089,578,516
Cash received from issuing short-term bonds	9,959,606,736	9,959,700,000	9,959,606,736	9,959,700,000
Other cash received relating to financing activities	25,822,341	12,077,751	7,899,001	8,037,752

Sub-total of cash inflows of financing activities	83,749,248,321	73,024,746,586	59,486,789,928	54,057,316,268

Repayments of borrowings	(71,119,338,064)	(62,214,945,854)	(48,266,097,287)	(45,369,993,195)
Repayments for dividends, profit appropriation or interest expense payments	(8,769,714,169)	(7,051,119,182)	(6,166,735,625)	(5,252,726,598)
Including: dividends paid to minority shareholders of subsidiaries	(39,629,378)	(163,420,980)	—	—

Other cash paid relating to financing activities	(147,204,590)	(85,128,794)	(142,902,140)	(62,847,398)

Sub-total of cash outflows of financing activities	(80,036,256,823)	(69,351,193,830)	(54,575,735,052)	(50,685,567,191)

Net cash flows generated from financing activities	3,712,991,498	3,673,552,756	4,911,054,876	3,371,749,077

4. Effect of foreign exchange rate changes on cash	(170,249,375)	117,623,353	(38,114,330)	399,267

5. Net increase/ (decrease) in cash	4,091,386,153	3,490,175,581	(287,094,794)	1,102,991,735
Add: cash at beginning of the period	9,426,437,511	5,226,981,648	4,943,416,847	1,276,282,336

6. Cash at end of the period	13,517,823,664	8,717,157,229	4,656,322,053	2,379,274,071

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT
CONNECTED TRANSACTION

•
On 25 October 2011, the Company entered into the Capital Increase Agreement with Huaneng Group, GreenGen and Tianjin Jinneng, pursuant to which the Company would make a capital contribution of RMB 264,000,000 and Huaneng Group would make a capital contribution of RMB 70,000,000 to the registered capital of Coal Gasification Co. The Company will hold 35.97% of the equity interests in Coal Gasification Co following the completion of the Capital Increase. The subscription price was determined on arm’s length terms and the subscription consideration will be funded by the Company’s self-raised funds.

•
Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC while HIPDC holds 36.05% of the total equity interests in the Company, being the direct controlling shareholder of the Company. In addition, Huaneng Group holds a 14.86% equity interests in the Company (including a 11.16% direct equity interests held by Huaneng Group and a 3.7% direct equity interests held by Hua Neng HK, a wholly-owned subsidiary of Huaneng Group). Huaneng Group currently holds 52% of the total equity interests in GreenGen while GreenGen holds 75% of the paid-up capital of Coal Gasification Co immediately prior to the Capital Increase. As such, the Transaction constitutes a connected transaction of the Company.

•
Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Transaction are all less than 5%, the Transaction is only subject to the reporting, annual review and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders’ approval requirements.

BACKGROUND AND GENERAL INFORMATION

The Company, together with its subsidiaries, mainly develops, constructs, operates and manages large scale power plants throughout China. It is one of the largest listed power suppliers in China which owns a total installed generation capacity of 52,292.50 MW on an equity basis.

Huaneng Group mainly engages in the development, investment, construction, operation and management of power sources; the production and sale of power (heat); the development, investment, construction, production and sale of businesses and products relating to energy, transportation, renewable energy and environmental protection.

Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC while HIPDC holds 36.05% of the total equity interests in the Company, being the direct controlling shareholder of the Company. In addition, Huaneng Group holds a 14.86% equity interests in the Company (including a 11.16% direct equity interests held by Huaneng Group and a 3.7% direct equity interests held by Hua Neng HK, a wholly-owned subsidiary of Huaneng Group).

GreenGen is a Sino-foreign equity joint venture incorporated in the PRC in 2006 and Huaneng Group holds 52% of its total equity interests. GreenGen mainly engages in the coal gasification technologies for thermal power plants, oxygen production, hydrogen production, coal gas purification, hydrogen-fired gas turbines, fuel cells and CO2 sequestration, advanced materials technologies, equipment and devices and control technologies, effective use of by products as well as the research, development, promotion of technologies in the related fields and the provision of consultancy services in relation thereto, the construction, production, power generation, operation and management of power plants, the sale of electric power and technology transfer.

Tianjin Jinneng is an investment enterprise incorporated in the PRC and is mainly engaged in the construction of electric power, heat, natural gas, coal gas, energy saving and other energy projects as well as the development, operation and management of high-tech industries. Tianjin Jinneng does not hold any equity interest in the Company.

Coal Gasification Co is a limited liability company incorporated in the PRC in 2008. Prior to the completion of the Capital Increase, Coal Gasification Co was a limited liability company jointly funded by GreenGen and Tianjin Jinneng, to which GreenGen contributed RMB 300,000,000 representing 75% of the paid-up capital and Tianjin Jinneng contributed RMB 100,000,000 representing 25% of the paid-up capital. Coal Gasification Co mainly engages in the businesses of power generation, heat supply, installation and servicing of power equipment, coal gasification power generation and production and sale of coal-fired power generation products.

The relationships among the Company, Huaneng Group, HIPDC, GreenGen, Tianjin Jinneng and Coal Gasification Co are as follows:

*	Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#	3.70% out of these 14.86% interests are H shares of the Company held by Huaneng Group through Hua Neng HK.

According to the Hong Kong Listing Rules, Huaneng Group and its affiliates (including GreenGen and Coal Gasification Co) are connected persons to the Company, thus the Transaction constitutes a connected transaction of the Company.

CAPITAL INCREASE AGREEMENT

The Company has entered into the Capital Increase Agreement with Huaneng Group, GreenGen and Tianjin Jinneng on 25 October 2011, pursuant to which the paid-up capital of Coal Gasification Co would be increased from RMB 400,000,000 (of which GreenGen contributed RMB 300,000,000, representing 75% of the total equity interests, and Tianjin Jinneng contributed RMB 100,000,000, representing 25% of the total equity interests) to RMB 734,000,000 through additional cash contributions made by the Company (RMB 264,000,000) and Huaneng Group (RMB 70,000,000). The shareholding structure of Coal Gasification Co will be as follows following the completion of the Capital Increase:

Shareholders	Amount of Capital Contribution	Shareholding
	(RMB)

The Company	264,000,000	35.97%
Huaneng Group	70,000,000	9.54%
GreenGen	300,000,000	40.87%
Tianjin Jinneng	100,000,000	13.62%

Total	734,000,000	100%

To implement the Capital Increase, the Company entered into the Capital Increase Agreement with Huaneng Group, GreenGen and Tianjin Jinneng:

Date:	25 October 2011

Parties:	(1) the Company;
(2) Huaneng Group;
(3) GreenGen; and
(4) Tianjin Jinneng

Interests to be subscribed:
The Company contributes RMB 264,000,000 and Huaneng Group contributes RMB 70,000,000 to the registered capital of Coal Gasification Co. The Company will hold 35.97% of the total equity interests in Coal Gasification Co following the completion of the Capital Increase.

Subscription Amount:	The subscription amount is RMB 264,000,000, which will be paid by the Company in cash in one lump sum at closing. The subscription amount will be funded by the Company’s self-raised funds.

Conditions Precedent:	(1) All necessary approvals and filings required by law for the assets appraisal report in respect of the Capital Increase have been procured.

(2)
Each of the Company and Huaneng Group has obtained all the necessary internal procedural approvals in respect of the Capital Increase in accordance with applicable laws and regulations and its articles of association;

(3)
Each of GreenGen and Tianjin Jinneng has obtained all the necessary internal procedural approvals in respect of the Capital Increase and has issued in writing its consent to the Capital Increase and waiver of its pre-emptive right to the Company and Huaneng Group.

(4)
The representations and warranties made by GreenGen and Tianjin Jinneng in the Capital Increase Agreement are true, accurate, complete and not misleading as at the payment date of the subscription money.

Time of Payment:	The Company shall pay its capital contribution amount to Coal Gasification Co within ten business days after all the above conditions have been satisfied or waived by the Company and Huaneng Group.

INFORMATION REGARDING COAL GASIFICATION CO

Coal Gasification Co has been audited (special audit) by KPMG Huazhen Certified Public Accountants, a firm having securities services qualification. The base date of audit was 30 June 2011. The following sets out certain audited financial information:

Currency: RMB

Item	Amount

Current Assets	325,910,700
Non-Current Assets	2,162,297,900
Total Assets	2,488,208,600
Current Liabilities	15,021,200
Non-Current Liabilities	2,003,187,400
Total Liabilities	2,018,208,600
Total Owners’ Equity	470,000,000
Paid-up Capital	400,000,000
Capital Surplus	70,000,000(1)
Total Liabilities & Owners’ Equity	2,488,208,600

(1)	Central budgetary investment subsidy injected by Huaneng Group

As of 30 June 2011, the construction of Coal Gasification Co has not been completed, so no income statement is generated.

APPRAISAL OF COAL GASIFICATION CO

Appraisal of Coal Gasification Co has been conducted by Beijing Pan-China Assets Appraisal Co., Ltd., an independent assets appraisal company qualified to engage in securities business in the PRC, based on an asset based approach. The base date of appraisal was 30 June 2011 (the "Base Date of Appraisal"). The table below sets out the appraisal results:

(RMB, except percentage)

Net Assets (Book Value)	470,000,000
Net Assets (Appraised Value)	471,315,500
Increase/Decrease (amount)	1,315,500
Increment Rate	0.28%

According to the Notice of the National Development and Reform Commission Concerning the Investment Plan within Central Government’s Budget for the Tianjin IGCC Project of Huaneng Group and the Notice of the Ministry of Finance Concerning the Budget Indicators (Appropriation) for Infrastructure Expenditures within Central Government’s Budget with respect to the Tianjin IGCC Demonstration Project of Huaneng Group, Coal Gasification Co has received an investment subsidy of RMB 70,000,000 which has been counted towards capital surplus. Such money does not form part of the equity of the existing shareholders as at the Base Date of Appraisal and thus should be deducted. In conclusion, the appraised value of the total shareholders’ equity of Coal Gasification Co was RMB 401,315,500, with an increment of RMB 1,315,500 and an increment rate of 0.33%.

PRICING POLICY OF AND REASONS FOR THE CAPITAL INCREASE

The consideration of the Transaction has arrived at after various negotiations by the existing shareholders of Coal Gasification Co and has already taken into account the future business conditions and profitability of Coal Gasification Co as well as the appraised value of the total shareholders’ equity as set forth in the abovementioned assets appraisal report.

Coal Gasification Co undertakes the construction of the Integrated Gasification Combined Cycle ("IGCC") Project. IGCC Project was approved by the State Development and Reform Commission in May 2009 and started in July 2009. It is expected to be ready for operation by the end of 2011. The project comprising of one 250MW IGCC power generation unit has been listed as a key new energy project under the 863 Program.

IGCC is a highly efficient power generation technology with near zero emission of sulfides, nitrogen oxides, dust and other pollutants. With an emission level comparable to that of natural gas combined cycle plants, it is expected that IGCC technology has great prospect of success. The Capital Increase enables the Company to expand its power development business from the new energy approach, to take a leading position in the coal gasification power generation industry through introduction of engineering design, construction and operation technologies for large-scale coal gasification power plants and to enhance its competitiveness and sustainability. It also helps to improve the layout of energy projects in the Tianjian Binhai New District, which is beneficial to both social and economic development of this region.

Currently, IGCC Project is still under construction and has not been put into operation yet. The Capital Increase will have no material effect on the Company’s assets, liabilities or net profits of this year. Since IGCC Project is the first coal gasification power generation project in the PRC which is very likely to obtain preferential treatment, it is reasonable for the Company to expect high on-grid tariff which will surely enhance the profitability of Coal Gasification Co.

The Transaction does not involve any change in the shareholding structure or corporate structure of the Company. Following the completion of the Capital Increase, the non-current assets of the Company will be increased and the current assets of the Company will be decreased due to payment of capital contribution in cash. The net assets of the Company will not be affected.

CONNECTED TRANSACTION UNDER HONG KONG LISTING RULES

The Transaction constitutes a connected transaction of the Company under the Hong Kong Listing Rules. Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Transaction are all less than 5%, the Transaction is only subject to the reporting, annual review and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders’ approval requirements.

The Board of Directors of the Company has considered and approved the resolution in respect of the Capital Increase. The Directors who have interest in the Capital Increase, being Mr. Cao Peixi, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue and Mr. Fan Xiaxia, have abstained from voting on the resolution in respect of the Capital Increase. The Directors (including independent non-executive Directors) are of the opinion that the Capital Increase Agreement is entered into: (i) on normal commercial terms (i.e. on an arm’s length basis or on terms no less favourable than those available from independent third parties); and (ii) on terms that are fair and reasonable and the Capital Increase Agreement is in the interests of the Company and of its shareholders as a whole.

DEFINITIONS

Capital Increase
the subscription of part of the newly increased registered capital in Coal Gasification Co for an amount of RMB 264,000,000 pursuant to the terms and conditions of the Capital Increase Agreement by the Company;

Capital Increase Agreement	the Capital Increase Agreement of Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd. entered into by the Company and Huaneng Group, GreenGen and Tianjin Jinneng on 25 October 2011;

Coal Gasification Co	Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd.;

Company	Huaneng Power International, Inc.;

Directors	the directors of the Company;

GreenGen	GreenGen Co., Ltd.;

HIPDC	Huaneng International Power Development Corporation;

Hong Kong Listing Rules	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

Hua Neng HK	China Hua Neng Group Hong Kong Limited;

Huaneng Group	China Huaneng Group;

PRC or China	the People’s Republic of China;

RMB	the lawful currency of the PRC;

Stock Exchange	the Stock Exchange of Hong Kong Limited;

Tianjin Jinneng	Tianjin Jinneng Investment Company;

Transaction	the subscription by the Company of new equity interests in Coal Gasification Co pursuant to the Capital Increase Agreement.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
26 October 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    October 26, 2011